January 10, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn:	David Edgar

Kathleen Collins

Re:	Viant Technology Inc.

Form 10-K for the Year Ended December 31, 2020

Filed March 23, 2021

Form 10-Q for the Quarterly Period Ended September 30, 2021

Filed November 10, 2021

File No. 001-40015

Ladies and Gentlemen:

Reference is made to the comment letter (the “Comment Letter”), dated December 14, 2021, from the staff of the Securities and Exchange Commission and the response letter, dated December 22, 2021, submitted on behalf of Viant Technology Inc. (the “Company”) related to the Comment Letter regarding the above captioned filings of the Company.

Pursuant to the Company’s discussion with Ms. Collins on January 7, 2022, the Company respectfully requests an additional extension to respond to the Comment Letter by no later than January 24, 2022.

Please direct any comments or questions to me at (858) 550-6183.

Sincerely,

/s/ Alexa Ekman

Alexa Ekman

Cooley LLP

cc:	Tim Vanderhook, Viant Technology Inc.

Lisa Harrington, Viant Technology Inc.